Exhibit 99.31

PRESS RELEASE
Aya Gold & Silver Secures US$25 Million Credit Facility from EBRD to Support Growth in Morocco

Montreal, Quebec, May 12, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that it has received final internal approval by the Board of Directors of the European Bank for Reconstruction and Development (“EBRD”), for a proposed US$25 million secured credit facility (the “Facility”). The proceeds of the Facility are intended to support the development of the Corporation’s Boumadine polymetallic project and enhance financial flexibility as part of Aya’s growth strategy in Morocco.
This Facility from EBRD, the current lender on the Zgounder Silver Mine expansion project, represents a significant endorsement of Aya’s operating and financial track record and further strengthens the Company’s long-standing relationship with EBRD, who has been a strategic partner in Morocco.
“As a responsible operator committed to sustainable growth, we are pleased to welcome this non-dilutive credit facility from EBRD,” said Benoit La Salle, President and CEO of Aya Gold & Silver. “It is a strong endorsement of our leadership position in Morocco and the trusted partnerships we’ve built. With robust free cash flow and a strengthening balance sheet, we are well equipped to accelerate our growth plan and deliver low-cost ounces at Boumadine and Zgounder.”
“We are pleased to strengthen our 10-year partnership with Aya Gold & Silver, whose operational progress, growth plans, and focus on sustainability are well aligned with our priorities,” said Natalia Lacorzana, Head of Natural Resources, EBRD. “Since our last project finance facility in 2023, Aya has made steady progress at Zgounder and advanced the potential of Boumadine. This new facility reflects our confidence in the company’s leadership and our continued support for responsible mining in Morocco.”
The Facility remains subject to: (i) negotiation and finalization of definitive agreements; and (ii) customary closing conditions, including security arrangements and regulatory compliance.
The proposed two-year term Facility is expected to be structured as a secured bullet payment loan with a 5.00% interest margin, semi-annual interest payments, and customary fees.

The Facility will be used to support Aya’s balance sheet and continue the development of its high-grade Boumadine polymetallic project.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future and business prospects. Wherever possible, words such as “intend”, “enhance”, “growth”, “strengthen”, “ensure”, “plan”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to Aya’s strength of the balance sheet, its growth plans, the continued execution on its strategic plans, its ability to become a leading silver producer in the region. Such statements reflect the Corporation's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, geological, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to Aya’s capacity to execute on its plan, its capacity to achieve each item of its guidance, and those material factors and assumptions set forth in Corporation’s management's discussion and analysis ("MD&A") and the Corporation's Annual Information Form ("AIF") for the year ended December 31, 2024 available with Canadian securities regulators. For a more detailed discussion of such risks and other factors that may affect the Corporation's ability to achieve the expectations set forth in the forward-looking statements contained in this press release, see the AIF and MD&A available on SEDAR+ at www.sedarplus.ca, as well as the Corporation's other filings with the Canadian securities regulators.
Readers are advised and cautioned not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.